UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58885/October 30, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13220

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In the Matter of   :
                                                    :
RAGEN CORP.,   :   ORDER MAKING FINDINGS AND
RAINWIRE PARTNERS, INC.,   :   REVOKING REGISTRATIONS BY
RAKO CAPITAL CORP.,   :   DEFAULT
RAMTEK CORP. (n/k/a RAMTEK I   :
     CORP.),   :
RANGER INDUSTRIES, INC.,   :
RCS HOLDINGS, INC., and   :
RECYCLING INDUSTRIES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission attempted to deliver the OIP to Respondents by September 24, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired.

        By Order dated October 9, 2008, I required each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. With one exception, discussed below, no replies have been received to the Order to Show Cause and the time for replying has expired. Accordingly, Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

        Ragen Corp. (Ragen) (CIK No. 81766) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ragen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1993, which reported a net loss of $420,000 for the prior nine months. On December 23, 1993, Ragen filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, and the case was terminated on November 21, 1996. As of September 16, 2008, the company's common stock (symbol RAGN) was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Rainwire Partners, Inc. (Rainwire) (CIK No. 917253), is a void Delaware corporation located in Alpharetta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rainwire is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $349,945 from the company's inception on January 1, 2001. As of September 16, 2008, the company's common stock (symbol RNWR) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Rako Capital Corp. (Rako) (CIK No. 1063111) is a Nevada corporation located in Fayetteville, Arkansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rako is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of over $1.9 million for the prior three months. As of September 16, 2008, the company's stock (symbol RKOC) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Ramtek Corp. (n/k/a Ramtek I Corp.) (Ramtek) (CIK No. 277317) is a Delaware corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ramtek is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 2, 1993. As of September 16, 2008, the company's common stock (symbol RMTKQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Ranger Industries, Inc. (Ranger) (CIK No. 21610), is a Connecticut corporation located in St. Petersburg, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ranger is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $199,060 for the prior nine months. As of September 16, 2008, the company's common stock (symbol RNGR) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

RCS Holdings, Inc. (RCS) (CIK No. 313968), is a dissolved Colorado corporation located in Littleton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RCS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2002, which reported a net loss of over $2.24 million for the prior nine months. As of September 16, 2008, the company's common stock (symbol RCSH) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).[1]

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[1] By letter dated October 20, 2008, an attorney from the Denver, Colorado, law firm of Dorsey and Whitney LLP advised the Commission that Marc J. Musyl, registered agent for RCS, is no longer associated with Dorsey and Whitney. The attorney further represented that his firm had

Recycling Industries, Inc. (Recycling) (CIK No. 769879), is a dissolved Colorado corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Recycling is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1998, which reported a net loss of over $10 million for the prior three months. As of September 16, 2008, the company's common stock (symbol RECQQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Ragen Corp., Rainwire Partners, Inc., Rako Capital Corp., Ramtek Corp. (n/k/a Ramtek I Corp.), Ranger Industries, Inc., RCS Holdings, Inc., and Recycling Industries, Inc., are revoked.

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James T. Kelly
Administrative Law Judge

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notified Mr. Musyl of the communications received from the Commission about this proceeding. Valid service of the OIP on RCS is established by express mail attempted delivery at the address shown on RCS's most recent filing with the Commission.